UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number:  001-33869

Star Bulk Carriers Corp.
(Translation of registrant’s name into English)

7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is an update with respect to the fleet information and risk factors of Star Bulk Carriers Corp. (the “Company”).  Attached hereto as Exhibit 2 is the Company’s capitalization table as of September 30, 2008, as adjusted.  Attached hereto as Exhibit 3 is an update with respect to recent developments in the Company’s business.  Attached hereto as Exhibit 4 is an update with respect to the international drybulk shipping industry.  Attached hereto as Exhibit 5 is an update with respect to the Company’s per share market price information.  Attached hereto as Exhibit 6 is an update with respect to the Company’s description of its capital stock.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-153304) (“Registration Statement”) filed with the U.S. Securities and Exchange Commission (the "Commission") on September 2, 2008, as amended.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this document concerning our operations, cash flows and financial condition, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should,” and similar expressions are forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	our future operating or financial results;

●	economic and political conditions;

●	our pending acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs;

●	competition in the seaborne transportation industry;

●	statements about seaborne transportation trends, including charter rates and factors affecting supply and demand;

●	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; and

●	our expectations of the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels’ useful lives.

Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in law, governmental rules and regulations, or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business;

●	potential liability from future litigation; and

●	length and number of off-hire periods and dependence on third-party managers.

You should not place undue reliance on forward-looking statements contained in this document, because they are statements about events that are not certain to occur as described or at all. All forward-looking statements in this document are qualified in their entirety by the cautionary statements contained in this document. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Exhibit 1

Unless we otherwise specify, when used in this Report on Form 6-K, the terms “Star Bulk Carriers Corp.,” “Star Bulk,” “Company,” “we,” “us,” and “our” refer to Star Bulk Carriers Corp. and its subsidiaries. Our functional currency is in the U.S. dollar as all of our revenues are received in U.S. dollars and a majority of our expenditures are made in U.S. dollars. All references in this Report to “$” or “dollars” are to U.S. dollars.

Our Company
We are an international company providing worldwide transportation of drybulk commodities through our vessel-owning subsidiaries for a broad range of customers of major and minor bulk cargoes including iron ore, coal, grain, cement and fertilizer. We were incorporated in the Marshall Islands on December 13, 2006 as a wholly-owned subsidiary of Star Maritime Acquisition Corp., or Star Maritime. We merged with Star Maritime on November 30, 2007 and commenced operations on December 3, 2007, which was the date we took delivery of our first vessel.

We maintain our principal executive offices at 7, Fragoklisias Street, 2nd floor, Maroussi 151 25, Athens, Greece. Our telephone number at that address is 011-30-210-617-8400.

Our Fleet
We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 9.7 years and a combined cargo carrying capacity of approximately 1.1 million dwt.

Our fleet carries a variety of drybulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.  We charter all of our vessels under medium- to long-term time charters with terms of approximately one to five years, other than the Star Beta and the Star Sigma, which are currently employed in the spot market.

The following table represents a list of all of the vessels in our fleet as of January 8, 2009:

Vessel Name	Vessel Type	Size (dwt.)	Year Built	Average Daily Hire Rate	Type/ Remaining Term	Vessel Delivery Date
Star Alpha (ex A Duckling)(1)	Capesize	175,075	1992	$47,500	Time charter/0.5 year	January 9, 2008*
Star Beta (ex B Duckling)	Capesize	174,691	1993	N/A	Spot	December 28, 2007
Star Gamma (ex C Duckling)	Supramax	53,098	2002	$28,500	Time charter/0.05 year	January 4, 2008*
Star Delta (ex F Duckling)	Supramax	52,434	2000	$25,800	Time charter/0.1 year	January 2, 2008
Star Epsilon (ex G Duckling)	Supramax	52,402	2001	$25,550	Time charter/0.06 year	December 3, 2007*
Star Zeta (ex I Duckling)	Supramax	52,994	2003	$42,500	Time charter/2.2 years	January 2, 2008
Star Theta (ex J Duckling)	Supramax	52,425	2003	$32,500	Time charter/0.2 year	December 6, 2007
Star Kappa (ex E Duckling)	Supramax	52,055	2001	$47,800	Time charter/1.6 years	December 14, 2007
Star Sigma (ex Sinfonia)	Capesize	184,403	1991	N/A	Spot	April 15, 2008
Star Omicron (ex Nord Wave)	Supramax	53,489	2005	$43,000	Time charter/2.1 years	April 17, 2008
Star Cosmo (ex Victoria)	Supramax	52,247	2005	$39,868	Time charter/2.3 years	July 1, 2008
Star Ypsilon (ex Falcon Cape)	Capesize	150,940	1991	$91,932	Time charter/2.5 years	September 18, 2008
Recently Sold
Star Iota (ex Mommy Duckling)(2)	Panamax	78,585	1983	$18,000		March 7, 2008

(1)	The Star Alpha is currently off-hire and undergoing unscheduled repairs. We expect the total period for which this vessel is off-hire for such repairs to be approximately 25 days.
(2)	On April 24, 2008, we entered into an agreement to sell Star Iota for gross proceeds of $18.4 million. We delivered this vessel to its purchasers on October 6, 2008.

RISK FACTORS

Industry Specific Risk Factors

Charterhire rates for drybulk carriers are volatile and may decrease in the future, which would adversely affect our earnings and ability to pay dividends

The drybulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability.  The degree of charterhire rate volatility among different types of drybulk carriers varies widely.  According to Drewry, charterhire rates for Capesize, Panamax and Supramax drybulk carriers have decreased sharply from their historically high levels. The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, fell over 92% from May 2008 through January 14, 2009, including a decline of over 70% in October 2008 alone.  The decline in charter rates is due to various factors, including the economic recession in the U.S. and other parts of the world, the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China which has resulted in falling iron ore prices and increased stockpiles in Chinese ports. If the drybulk shipping market remains depressed in the future our earnings and available cash flow may decrease.  Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for drybulk cargoes carried internationally at sea, including coal, iron, ore, grains and minerals.

The factors affecting the supply and demand for vessel capacity are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for vessel capacity include:

●	demand for and production of drybulk products;

●	global and regional economic and political conditions;

●	the distance drybulk cargo is to be moved by sea; and

●	changes in seaborne and other transportation patterns.

The factors that influence the supply of vessel capacity include:

●	the number of new building deliveries;

●	port and canal congestion;

●	the scrapping of older vessels;

●	vessel casualties; and

●	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk carriers will be dependent upon continued economic growth in the world’s economies, including China and India, seasonal and regional changes in demand, changes in the capacity of the global drybulk carrier fleet and the sources and supply of drybulk cargo to be transported by sea.  The capacity of the global drybulk carrier fleet seems likely to increase and economic growth may not continue.  Adverse economic, political, social or other developments could also have a material adverse effect on our business and operating results.

Sharp declines in the spot drybulk charter market may affect our earnings and cash flows from the two vessels we operate in the spot market

We currently employ two of our vessels in the spot market.  Their charters will expire over the next month.  Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters.  Since mid-August 2008, the spot day rates in the drybulk charter market have declined very significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.  Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports.  There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether they will improve to any significant degree.  Charter rates may remain at depressed levels for some time which will adversely affect our revenue and profitability.

The market values of our vessels have declined and may further decrease, which could limit the amount of funds that we can borrow or trigger certain financial covenants under our current or future credit facilities and/or we may incur a loss if we sell vessels following a decline in their market value

The fair market values of our vessels have generally experienced high volatility and have recently declined significantly.  According to Drewry, the market prices for secondhand Capesize, Panamax and Supramax drybulk carriers have recently decreased sharply from their historically high levels.

The fair market value of our vessels may continue to fluctuate (i.e., increase and decrease) depending on a number of factors including:

●	prevailing level of charter rates;

●	general economic and market conditions affecting the shipping industry;

●	types and sizes of vessels;

●	supply and demand for vessels;

●	other modes of transportation;

●	cost of newbuildings;

●	governmental or other regulations; and

●	technological advances.

In addition, as vessels grow older, they generally decline in value.  If the fair market value of our vessels declines, we may not be in compliance with certain provisions of our term loans and we may not be able to refinance our debt or obtain additional financing.  In addition, if we sell one or more of our vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our consolidated financial statements, the sale may be less than the vessel’s carrying value on our consolidated financial statements, resulting in a loss and a reduction in earnings.  Furthermore, if vessel values fall significantly we may have to record an impairment adjustment in our financial statements which could adversely affect our financial results.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition.  The continuing presence of U.S. and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets.  These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all.  In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region.  Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.  Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.  Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally.  Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Gulf of Aden and off the Nigerian coast.  Throughout 2008, the frequency of incidents of piracy has increased significantly, particularly in the Gulf of Aden, with drybulk vessels and tankers particularly vulnerable to such attacks.  For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million.  If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable by charterers for such coverage could increase significantly.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, any act of piracy against our vessels or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our common stock to further decline

The United States and other parts of the world are exhibiting deteriorating economic trends and have been in a recession.  For example, the credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets.  Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements.  The Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions.  These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios.  These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit to originators and banks in the asset-backed securities industry and the resulting difficulty for such originators and banks to obtain credit and liquidity.  In addition, these difficulties may adversely affect the financial institutions that provide our capital commitments and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to make distributions to our shareholders.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors.  Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements.  We cannot predict how long the current market conditions will last.  However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition or cash flows, have caused the trading price of our common shares on the Nasdaq Global Market to decline precipitously and could cause the price of our common shares to continue to decline or impair our ability to make distributions to our shareholders.

A further economic slowdown in the Asia Pacific region could exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial condition and results of operations

We anticipate a significant number of the port calls made by our vessels will continue to involve the loading or discharging of dry bulk commodities in ports in the Asia Pacific region.  As a result, negative changes in economic conditions in any Asia Pacific country, particularly in China, may exacerbate the effect of recent slowdowns in the economies of the United States and the European Union and may have a material adverse effect on our business, financial position and results of operations, as well as our future prospects.  In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand.  Through the end of the third quarter of 2008, China’s gross domestic product was approximately 2.3% lower than it was during the same period in 2007, and it is likely that China and other countries in the Asia Pacific region will continue to experience slowed or even negative economic growth in the near future.  Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere.  China has recently announced a $586.0 billion stimulus package aimed in part at increasing investment and consumer spending and maintaining export growth in response to the recent slowdown in its economic growth.  Our business, financial condition, results of operations, ability to pay dividends as well as our future prospects, will likely be materially and adversely affected by a further economic downturn in any of these countries.

Charter rates are subject to seasonal fluctuations and market volatility, which may adversely affect our financial condition and ability to pay dividends

We own and operate a fleet of 12 vessels consisting of four Capesize and eight Supramax drybulk carriers with an average age of 9.7 years and a combined cargo carrying capacity of approximately 1.1 million dwt.  We employ all of our vessels on medium-to long-term time charters other than the Star Beta and the Star Sigma, which are currently employed in the spot market. We may in the future employ additional vessels in our fleet in the spot market.  Demand for vessel capacity has historically exhibited seasonal variations and, as a result, fluctuations in charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results for vessels trading in the spot market.  The drybulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere.  As a result, our revenues from our drybulk carriers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, our revenues from our drybulk carriers may be stronger in fiscal quarters ended December 31 and March 31.  Seasonality in the sector in which we operate could materially affect our operating results and cash available for dividends in the future.

Company Specific Risk Factors

The current low drybulk charter rates and drybulk vessel values and any future declines in these rates and values may affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants.  Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, under certain provisions of our loan agreements we are required to maintain a ratio of the fair market value of our vessels to the aggregate amounts outstanding of 125% for the first three years and 135% thereafter.

The market value of drybulk vessels is sensitive, among other things, to changes in the drybulk charter market, with vessel values deteriorating in times when drybulk charter rates are falling and improving when charter rates are anticipated to rise.  The current decline in charter rates in the drybulk market coupled with the prevailing difficulty in obtaining financing for vessel purchases have adversely affected drybulk vessel values.  A continuation of these conditions would lead to a significant decline in the fair market values of our vessels, which may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance, we would have to reduce or eliminate our dividend, sell vessels in our fleet and/or seek to raise additional capital in the equity markets.  Furthermore, if the value of our vessels deteriorate significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business.  If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens.  In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

We are dependent on medium- to long-term time charters in a volatile shipping industry and a decline in charterhire rates would affect our results of operations and ability to pay dividends

We charter all of our vessels pursuant to medium- to long-term time charters with remaining terms of approximately one to five years other than the Star Beta and the Star Sigma, which are currently employed in the spot market.  The time charter market is highly competitive and spot market charterhire rates (which affect time charter rates) may fluctuate significantly based upon available charters and the supply of, and demand for, seaborne shipping capacity.  Our ability to re-charter our vessels on the expiration or termination of their current time charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the drybulk shipping market.  The drybulk carrier charter market is volatile, and in the past, time charter and spot market charter rates for drybulk carriers have declined below operating costs of vessels.  If future charterhire rates are depressed, we may not be able to operate our vessels profitably or to pay you dividends.

We depend upon a few significant customers for a large part of our revenues and the loss of one or more of these customers could adversely affect our financial performance.

We derive a significant part of our charterhire (net of commissions) from a small number of customers, with 68% of our revenues for the nine-month period ended September 30, 2008 generated from six charterers.  Our fleet is employed under fixed rate period charters to ten customers.  If one or more of these customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a customer exercises certain rights to terminate the charter, we could suffer a loss of revenues that could materially adversely affect our business, financial condition, results of operations and cash available for distribution as dividends to our shareholders.

We could lose a customer or the benefits of a time charter if, among other things:

●	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

●
the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

●	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

If we lose a key customer, we may be unable to obtain charters on comparable terms or may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations.  The time charters on which we deploy all of our vessels provide for charter rates that are significantly above current market rates, particularly spot market rates that most directly reflect the current depressed levels of the drybulk charter market.  If it were necessary to secure substitute employment, in the spot market or on time charters, for any of these vessels due to the loss of a customer in these market conditions, such employment would be at a significantly lower charter rate than currently generated by such vessel, or we may be unable to secure a charter at all, in either case, resulting in a significant reduction in revenues.  The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We enter into, among other things, charter parties with our customers and credit facilities with banks.  Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses.  Consistent with drybulk shipping industry practice, we have not independently analyzed the creditworthiness of the charterers. In addition, in depressed market conditions, our charterers may no longer need a vessel that is currently under charter or may be able to obtain a comparable vessel at lower rates.  As a result, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts.  Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Investment in derivative instruments such as freight forward agreements could result in losses.

From time to time, we may take positions in derivative instruments including freight forward agreements, or FFAs. FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. If we take positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of the FFA. This could adversely affect our results of operation and cash flow.

Our earnings may be adversely affected if we are not able to take advantage of favorable charter rates

We charter our drybulk carriers to customers pursuant to medium- to long-term time charters, which generally last from one to five years other than the Star Beta and the Star Sigma, which are currently employed in the spot market.  We may in the future extend the charter periods for the vessels in our fleet.  Our vessels that are committed to longer-term charters may not be available for employment on short-term charters during periods of increasing short-term charterhire rates when these charters may be more profitable than long-term charters.

Servicing debt will limit funds available for other purposes, including capital expenditures and payment of dividends

As of January 8, 2009, we had $120.0 million outstanding under our term loan agreement with Commerzbank AG in connection with the purchase of the vessels in our initial fleet and $175.0 million outstanding under our term loan agreements with Piraeus Bank A.E. in connection with the purchase of four additional vessels in our current fleet: the Star Omicron, the Star Sigma, the Star Cosmo and the Star Ypislon.  On April 14, 2008, we entered into a loan agreement, which was subsequently amended on April 17, 2008 and September 18, 2008, for up to $150.0 million with Piraeus Bank A.E. in order to partially finance the acquisition cost of vessels the Star Omicron, the Star Sigma and the Star Ypsilon and also to provide us with additional liquidity.  The loan is secured by a first priority mortgage on the Star Omicron, the Star Beta, and the Star Sigma.  The loan bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments through September 2014.  As of January 8, 2009, we had outstanding borrowings in the amount of $143.0 million under this loan.  On July 1, 2008, the Company entered into a loan agreement of up to $35.0 million with Piraeus Bank A.E. to partially finance the acquisition of the Star Cosmo.  The loan bears interest at LIBOR plus a margin and is repayable in twenty-four quarterly installments through July 2014.  As of January 8, 2009, we had outstanding borrowings in the amount of $32.0 million under this loan facility.

We may be required to dedicate a portion of our cash flow from operations to pay the principal and interest on our debt.  These payments limit funds otherwise available for working capital expenditures and other purposes, including payment of dividends.  If we are unable to service our debt, it may have a material adverse effect on our financial condition and results of operations.

Risks involved with operating ocean going vessels could affect our business and reputation, which would adversely affect our revenues

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:

●	crew strikes and/or boycotts;

●	marine disaster;

●	piracy;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.

Purchasing and operating secondhand vessels may result in increased operating costs and vessel off-hire, which could adversely affect our earnings

Our inspection of secondhand vessels prior to purchase does not provide us with the same knowledge about their condition and cost of any required or anticipated repairs that we would have had if these vessels had been built for and operated exclusively by us.  We will not receive the benefit of warranties on secondhand vessels.

Typically, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels.  Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage.  As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

We inspected the thirteen vessels that we acquired from both related and unrelated third parties, considered the age and condition of the vessels in budgeting for their operating, insurance and maintenance costs, and if we acquire additional secondhand vessels in the future, we may encounter higher operating and maintenance costs due to the age and condition of those additional vessels.

We may have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income and such income is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury regulations promulgated thereunder.

We expect that we will qualify for this statutory tax exemption and we intend to take this position for U.S. federal income tax return reporting purposes for our 2007 and 2008 taxable year.  However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to U.S. federal income tax on our U.S. source income.

If we are not entitled to this exemption under Section 883 for any taxable year, we would be subject for those years to a 4% U.S. federal income tax on its U.S.-source shipping income.  The imposition of this taxation could have a negative effect on our business and would result in decreased earnings.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation.  In addition, we have not received an opinion of counsel with respect to this issue.  Accordingly, the U.S. Internal Revenue Service, or the IRS, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of its operations.  For example, if we were treated as earning rental income from our chartering activities rather than services income, we would be treated as a PFIC.

If the IRS were to find that we are or have been a PFIC for any taxable year, its U.S. shareholders will face adverse U.S. tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders), such shareholders would be liable to pay U.S. federal income tax at the then highest income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares.

        We may be unable to successfully complete the procedures and attestation requirements of Section 404 or our auditors may identify significant deficiencies, as well as material weaknesses, in internal control over financial reporting in future reporting periods.  If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.  Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the Commission or violations of Nasdaq Global Market listing rules.  There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our consolidated financial statements.  Confidence in the reliability of our financial statements could also suffer if our independent registered public accounting firm were to report material weaknesses in our internal controls over financial reporting.  This could materially adversely affect us and lead to a decline in the price of our common stock.  We believe that the out-of-pocket costs, the diversion of management’s attention from running our day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 will be significant.  If the time and costs associated with such compliance exceed our current expectations, our profitability could be affected.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

        LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times.  These conditions are the result of the recent disruptions in the international credit markets.  Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

Risks Relating to Our Common Stock

There may be no continuing public market for you to resell our common stock

Our common shares commenced trading on the Nasdaq Global Market in December 2007.  We cannot assure you that an active and liquid public market for our common shares will continue.  The price of our common stock may be volatile and may fluctuate due to factors such as:

●	actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry;

●	mergers and strategic alliances in the drybulk shipping industry;

●	market conditions in the drybulk shipping industry and the general state of the securities markets;

●	changes in government regulation;

●	shortfalls in our operating results from levels forecast by securities analysts; and

●	announcements concerning us or our competitors.

You may not be able to sell your shares of our common stock in the future at the price that you paid for them or at all.  In addition, if the price of our common stock falls below $1.00, we may be involuntarily delisted from the Nasdaq Global Market.

Certain stockholders hold registration rights, which may have an adverse effect on the market price of our common stock

Initial Stockholders of Star Maritime who purchased common stock and units in private transactions prior to Star Maritime’s initial public offering have certain registration rights which may require us to register the resale of their shares and warrants at any time following the release of the shares and warrants from escrow which occurred on December 15, 2008.  Pursuant to those registration rights, we have included in a registration statement on Form F-3 (Registration No. 333-156843) 10,159,424 shares of common stock, which includes 1,132,500 common shares which may be issued upon the exercise of the warrants and 1,132,500 warrants, all of which will be eligible for trading in the public market when such registration statement is declared effective by the Commission.  The registration of these common shares and warrants in addition to the registration of the additional securities may have an adverse effect on the market price of our common stock and warrants.

Future sales of our common stock or warrants could cause the market price of our common stock or warrants to decline

Sales of a substantial number of shares of our common stock or warrants in the public market, or the perception that these sales could occur, may depress the market price for our common stock.  These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We may issue additional shares of our common stock, warrants or other equity securities or securities convertible into our equity securities in the future and our stockholders may elect to sell large numbers of shares held by them from time to time.  Our amended and restated articles of incorporation authorize us to issue 100,000,000 common shares with par value $0.01 per share of which 42,516,433 shares and warrants to purchase 19,048,136 common shares were outstanding as of December 31, 2007 and 58,412,402 shares and warrants to purchase 5,916,150 common shares were outstanding as of January 8, 2009.

The market price of our common shares and warrants has fluctuated widely and may fluctuate widely in the future

The market price of our common shares and warrants has fluctuated widely since our common shares and warrants began trading in the Nasdaq Global Market in December 2007, and may continue to do so as a result of many factors such as actual or anticipated fluctuations in our quarterly and annual results and those of other public companies in our industry, mergers and strategic alliances in the shipping industry, market conditions in the shipping industry, changes in government regulation, shortfalls in our operating results from levels forecast by securities analysts, announcements concerning us or our competitors and the general state of the securities market.

The market price of our common shares has recently dropped below $5.00 per share, and the last reported sale price on The Nasdaq Global Market on January 20, 2009 was $2.55 per share.  If the market price of our common shares remains below $5.00 per share, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts.  This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure on and increased volatility in the market price of our common shares.

The shipping industry has been highly unpredictable and volatile. The market for common shares in this industry may be equally volatile.  Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price.

Future sales of our common shares could cause the market price of our common shares to decline

The market price of our common shares could decline due to sales of a large number of our shares in the market or the perception that such sales could occur. This could depress the market price of our common shares and make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate, or at all.

Exhibit 2

CAPITALIZATION

The following table sets forth our consolidated capitalization:

●	on an actual basis, as of September 30, 2008; and

●
on an adjusted basis, as of January 20, 2009 to give effect to (i) the loan installment payments of $10.0 million paid during the fourth quarter of 2008 and the first quarter of 2009 ; (ii) the repurchase of 495,000 shares of our common stock at an aggregate purchase price of $1.7 million; (iii) the payment of a dividend in the amount of $0.36 per common share based on 54,427,400 shares outstanding as of November 28, 2008, consisting of the payment of the cash portion of the dividend in the amount of $9.8 million, and the issuance of 4,255,002 common shares representing the stock portion of the dividend; (iv) the reinvestment of the cash portion of the dividends received by our management and our directors into 818,877 shares amounting to $1.9 million; and (v) the December 5, 2008 grant of an aggregate of 130,000 unvested restricted common shares to all of our employees and an aggregate of 940,000 unvested restricted common shares to the members of our board of directors, all of which shares will vest on January 31, 2009.

    You should read this capitalization table together with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited interim condensed consolidated financial statements and related notes appearing on our Form 6-K furnished to the Commission on December 3, 2008.

(In thousands of U.S. dollars)	Actual	As adjusted(1)

Total debt (including current portion)	305,000	295,000

Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized 54,652,400 shares issued and outstanding at September 30, 2008; 60,301,279 shares issued and outstanding as adjusted	546	602
Additional paid-in capital	472,384	482,058
Retained earnings	47,223	27,841
Total stockholders’ equity	520,153	510,501
Total capitalization	825,153	805,501

(1)
The payment of the stock portion of the dividend in respect of the third quarter of 2008 and the issuance of the shares mentioned above in (v) is reflected in the table above based on a share price of 1.80 which was the reported closing price of our common stock on the Nasdaq Global Market on December 5, 2008.

Exhibit 3

RECENT DEVELOPMENTS

On October 30, 2008, we entered into a time charter with Companhia Vale do Rio Doce (Vale) for the Star Beta for a minimum of two months and maximum of four months at the gross daily rate of $15,500 for the first fifty days and $25,000 for the balance of the time charter plus a repositioning fee of $525,000.  Currently, we have entered into time charters that provide for 100% of our operating days in 2008, 74% of our operating days in 2009 and 64% of our operating days in 2010.  Upon the conclusion of this time charter in January 2009, the Star Beta was employed in the spot market.

Since mid November the Star Sigma has been employed in the spot market.

        On November 3, 2008, the Commission declared effective a registration statement on Form F-3 relating to the resale of shares held by F5 Capital, the nominee of TMT Co. Ltd. (“TMT”).

        On November 17, 2008, we declared a cash and stock dividend on our common stock totaling $0.36 per common share for the quarter ended September 30, 2008.  This dividend was paid on December 5, 2008 to stockholders of record on November 28, 2008.  The dividend payment consisted of a cash portion in the amount of $0.18 per share with the remaining half of the dividend paid in the form of newly issued common shares.  The stock portion of this dividend was 0.078179 for every share held as of the record date. The amount of newly issued shares was based on the volume weighted average price of Star Bulk’s shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008.  In addition, as of January 20, 2009 management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 into 818,877 newly issued shares in a private placement at the same weighted average price as the stock portion of such dividend, effectively electing to receive the full amount of the dividend in the form of newly issued shares.

During December 2008, we entered into two FFAs totaling 360 Capesize days in 2009 at an average daily rate of $19,175, to reduce our exposure to Capesize freight market fluctuations.  FFAs and other derivative instruments may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.

 Arbitrator's proceedings have commenced pursuant to disputes that have arisen with the charterers of the Star Alpha. The disputes relate to vessel performance characteristics and hire. Arbitrators have been appointed by two parties but no claim submissions have yet been served by either party to the arbitration proceeding. We expect that the arbitration proceeding may be joined by additional parties that sub-charter the vessel. The vessel is currently off-hire and undergoing unscheduled repairs at the shipyard. The Company expects that the off-hire period in respect of such repairs will total approximately 25 days.

Equity Incentive Plan

On December 5, 2008, pursuant to the terms of our Equity Incentive Plan we authorized the issuance of an aggregate of 130,000 unvested restricted common shares to all of our employees and an aggregate of 940,000 unvested restricted common shares to the members of our board of directors.  All of these shares will vest on January 31, 2009.

Share and Warrant Repurchase Program

As of January 8, 2009, we have repurchased under the share and warrant repurchase program announced on January 24, 2008, a total of 1,247,000 of our common shares at an aggregate purchase price of approximately $8.0 million (average of $6.40 per common share) and a total of 1,362,500 of our warrants at an aggregate purchase price of approximately $5.5 million (average of $4.02 per warrant).  During the three months ended September 30, 2008, we repurchased a total of 700,000 of our common shares at an aggregate purchase price of approximately $5.7 million (average of $8.07 per share).  During the fourth quarter ended December 31, 2008, we repurchased a total of 495,000 of our common shares at an aggregate purchase price of approximately $1.7 million (average of $3.51 per share).

As of January 8, 2009, we paid an aggregate of $13,449,469 for the repurchased securities leaving $36,550,531 of repurchasing capacity in our $50,000,000 share and warrant buyback program.

Warrant Conversions

As of January 8, 2009, 12,721,350 warrants had been converted into shares of common stock resulting in proceeds to us of $101,770,800.

As of November 30, 2007, the date of the Redomiciliation Merger, we had 41,564,569 shares of common stock and 20,000,000 warrants outstanding.  As of January 8, 2009, we had 58,412,402 shares of common stock and 5,916,150 warrants outstanding.

We commenced an arbitration proceeding as complainant against Oldendorff Gmbh & Co. KG of Germany (“Oldendorff”), seeking damages resulting from Oldendorff’s repudiation of a charter relating to the Star Beta. The Star Beta had been time chartered by a subsidiary of the Company to Industrial Carriers Inc. of Ukraine (“ICI”). Under that time charter, ICI was obligated to pay a gross daily charter hire rate of $106,500 until February 2010. In January 2008, ICI sub-chartered the vessel to Oldendorff for one year at a gross daily charter hire rate of $130,000 until February 2009. In October 2008, ICI assigned its rights and obligations under the sub-charter to one of our subsidiaries in exchange for ICI being released from the remaining term of the ICI charter. According to press reports, ICI subsequently filed for protection from its creditors in a Greek insolvency proceeding. Oldendorff notified the Company that it considers the assignment of the sub-charter to be an effective repudiation of the sub-charter by ICI.  In January 2009, we made a written submission to our appointed arbitrator asserting claims against Oldendorff and alleged damages in the amount of approximately $14,709,000.  We believe that the assignment was valid and that Oldendorff has erroneously repudiated the sub-charter.

Exhibit 4

RECENT DEVELOPMENTS IN THE DRYBULK SHIPPING INDUSTRY

Drybulk Shipping Industry Trends

The maritime shipping industry is fundamental to international trade with ocean-going vessels representing the most efficient and often the only method of transporting large volumes of many essential commodities, finished goods and crude and refined petroleum products between the continents and across the seas.  It is a global industry whose performance is closely tied to the level of economic activity in the world.

The drybulk shipping industry involves the carriage of bulk commodities.  According to Drewry Shipping Consultants, Ltd., or Drewry, charter hire rates have fallen sharply from the highs recorded in 2008.  The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize drybulk carriers, declined from a high of 11,793 in May 2008 to 920 on January 14, 2009 after reaching a low of 663 in December 2008, which represents a decline of 92%.  The BDI fell over 70% in October alone.

We currently employ two of our vessels in the spot market.  Their charters will expire over the next month.  Vessels trading in the spot market are exposed to increased risk of declining charter rates and freight rate volatility compared to vessels employed on time charters.  Since mid-August 2008, the spot day rates in the drybulk charter market have declined very significantly, and drybulk vessel values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates.  Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports.

Capesize rates, which averaged $100,000/day in August 2008, fell to an average of approximately $10,334 per day during the fourth quarter through December 2008.  We believe that the root cause of the fall has been a sharp slowdown in Chinese steel demand and prices leading to reduced demand for iron ore. Iron ore price negotiations between Companhia Vale do Rio Doce and Chinese steel mills in the third and fourth quarter of 2008 resulted in a number of Chinese mills turning to domestic mining companies for iron ore.  Additionally, the unwillingness of banks to issue letters of credit resulted in reduced financing for the purchase of commodities carried by sea which has led to a significant decline in cargo shipments.

THE INTERNATIONAL DRY BULK SHIPPING INDUSTRY

The information and data in this section relating to the international dry bulk shipping industry has been provided by Drewry Shipping Consultants (Drewry), and is taken from Drewry databases and other sources available in the public domain.  Drewry has advised us that it accurately describes the international dry bulk shipping industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented.  In particular, the data contained in this section is compiled on a periodic basis and may not reflect the most recent events and current trends in the drybulk shipping market.  Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and does not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the dry bulk shipping industry.  The source of all tables and charts is Drewry unless otherwise indicated.

Introduction

The marine industry is a vital link in international trade, with oceangoing vessels representing the most efficient, and often the only means of transporting large volumes of basic commodities and finished products.  Seaborne cargo is categorized as dry cargo or liquid cargo.  Dry cargo includes dry bulk cargo, container cargo and non container cargo.  Container cargo is shipped in 20 or 40 foot containers and includes a wide variety of finished products.  Non-container cargo includes other dry cargo that cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles.  Liquid cargo, includes crude oil, refined oil products, liquefied gases, chemicals and associated products, all of which are shipped in tankers.

In 2007, approximately 5.1 billion tons of dry cargo was transported by sea, of which dry bulk cargo accounted for 2.96 billion tons.  The following table presents the breakdown of the global trade by type of cargo in 2000 and 2007.

World Seaborne Trade 2000 and 2007

	Millions of Tons		CAGR(1)	% Total Seaborne Trade
	2000	2007(p)	2000-2007	2000	2007
Drybulk Cargo
Major Bulks	1,249	1,809	5.4%	19.1%	20.2%
Coal	539	769	5.0%	8.2%	8.6%
Iron Ore	489	812	7.5%	7.5%	9.1%
Grain	221	228	0.4%	3.4%	2.6%
Minor Bulks	901	1,155	3.6%	13.8%	12.9%
Total Drybulk	2,150	2,964	4.6%
Container Cargo	620	1,272	10.8%	9.5%	14.2%
Non Container/General Cargo	720	820	1.9%	11.0%	9.2%
Total Dry Cargo	3,490	5,056	5.4%	53.4%	56.6%

Liquid Cargo	3,051	3,881	3.5%	46.6%	43.4%

TOTAL ALL CARGO	6,541	8,937	4.5%	100.0%	100.0%

(p)  Provisional.

(1)  Compound annual growth rate.

Source: Drewry

Dry bulk cargo can be further defined as either major bulk cargo or minor bulk cargo, all of which is shipped in bulk carriers.  Major bulk cargo includes, among other things, iron ore, coal and grain.  Minor bulk cargo includes agricultural products, mineral cargo (including metal concentrates), cement, forest products and metal products.  Dry bulk cargo is normally shipped in large quantities and can be easily stowed in a single hold with little risk of cargo damage.

Dry Bulk Shipping

Drybulk Carrier Demand

The demand for drybulk carriers is determined by the volume and geographical distribution of seaborne dry bulk trade, which in turn is influenced by trends in the global economy.  During the 1980s and 1990s seaborne dry bulk trade increased by slightly more than 2% per annum.  However, between 2000 and 2007, seaborne dry bulk trade increased at a CAGR of 4.7%. Although no final data is available for dry bulk seaborne in 2008 it is clear that the slow down in the world economy has had an adverse impact on trade and growth rates for 2008 will be below those recorded in the period 2002-2007.

The following chart illustrates the changes in seaborne trade between the major and minor bulks in the period 2000 to 2007.

Dry Bulk Trade Development

(Millions of Tons)

P=provisional
Source: Drewry

Historically, certain economies have acted as the “primary driver” of dry bulk trade.  In the 1990s Japan was the driving force, when buoyant Japanese industrial production stimulated demand for imported bulk commodities.  More recently China has been the main driver behind the recent increase in seaborne dry bulk trade as high levels of economic growth have generated increased demand for imported raw materials.  However, Chinese demand for imported dry bulk commodities weakened in 2008 in line with the downturn in the global and Chinese economies. The following table illustrates China’s gross domestic product growth rate compared to that of the United States and the world during the periods indicated.

Real GDP Growth

(% change previous period)

GNP	2000	2001	2002	2003	2004	2005	2006	2007	2008(p)
Global Economy	4.8	2.4	3.0	4.1	5.3	4.4	5.1	5.0	3.85
USA	3.8	0.3	1.6	2.7	3.9	3.1	2.9	2.0	1.4
Europe	3.4	1.7	1.1	1.1	2.1	1.8	3.0	2.7	1.2
Japan	2.8	0.4	-0.3	1.8	2.7	1.9	2.4	2.1	0.4
China	8.0	7.5	8.3	10.0	10.1	10.4	11.6	11.9	9.5
India	5.1	4.4	4.7	7.4	7.0	9.1	9.8	9.3	7.6

P = provisional

Source: Drewry

In particular Chinese imports or iron ore alone increased from 70.0 million tons in 2000 to 384.0 million tons in 2007, which has generated much additional employment for the larger vessels in the drybulk carrier fleet.  In addition to coal and iron ore, Chinese imports of steel products also increased sharply between 2002 and 2007, thereby creating additional demand for drybulk carriers.  Nevertheless, provisional data for 2008 suggests that the growth in Chinese imports of dry bulk commodities has slowed down considerably.

Chinese Iron Ore Imports

(Millions of Tons)

Year	Imports	% of Change
2000	70.0	26.6
2001	92.5	32.1
2002	111.3	20.3
2003	148.2	33.2
2004	208.1	40.4
2005	275.2	32.2
2006	326.0	18.5
2007	383.7	17.6

Source: Drewry

The extent to which increases in dry bulk trade have affected demand for drybulk carriers is shown in estimates of ton-mile demand.  Ton-mile demand is calculated by multiplying the volume of cargo moved on each route by the distance of the voyage.

The following table and chart below detail the changes in trade and ton-mile demand for the primary dry bulk commodities.

Drybulk Carrier Seaborne Trade: 2000-2007

(Millions of Tons)

									CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2000/2007%
Coal	539	587	590	619	650	675	709	761	5.0%
Iron Ore	489	503	544	580	644	715	759	812	7.5%
Grain	221	213	210	211	208	212	221	228	0.4%
Minor Bulks	901	890	900	957	1,025	1,049	1,103	1,155	3.6%
Total	2,151	2,193	2,244	2,367	2,526	2,651	2,793	2,956	4.6%
Annual Change %	8.3	2.0	2.3	5.5	6.7	4.9	5.3	5.9

(1)  Compound annual growth rate.

Source: Drewry

Ton Mile Demand: 2000-2007

(Billion Ton-Miles)

									CAGR
	2000	2001	2002	2003	2004	2005	2006	2007	2000/2007%
Coal	2,831	3,082	3,098	3,250	3,412	3,544	3,547	3,845	4.5%
Iron Ore	2,690	2,766	2,990	3,192	3,525	3,899	4,097	4,383	7.2%
Grain	1,161	1,118	1,103	1,108	1,089	1,112	1,161	1,196	0.4%
Minor Bulks	4,457	4,404	4,452	4,724	5,059	5,172	5,431	5,697	3.6%
Total	11,139	11,370	11,643	12,274	13,085	13,727	14,236	15,121	4.5%

Source: Drewry

Between 2000 and 2007, ton-mile demand in the dry bulk sector increased by a CAGR of 4.5%.  This is however above the long term growth rate in ton mile demand in the dry bulk sector and reflects the rise in long haul movements, especially for commodities such as iron ore.

Drybulk carriers are one of the most versatile elements of the global shipping fleet in terms of employment alternatives.  They seldom operate on round trip voyages and the norm is often triangular or multi-leg voyages.  Hence, trade distances assume greater importance in the demand equation and increases in long haul shipments will have greater impact on overall vessel demand.  The following map represents the major global dry bulk trade routes.

Major Dry Bulk Seaborne Trade Routes

Source: Drewry

Demand for drybulk carrier capacity is also affected by the operating efficiency of the global fleet.  In recent years the growth in trade has led to port congestion, with ships at times being forced to wait outside port to either load or discharge due to limited supply of berths at major ports.  This inefficiency has been a further factor contributing to the general tightness in the market.

Seasonal variations in the commodity markets, including iron ore, steam coal and grain can also have a further impact on demand for drybulk carriers.  For example, steam coal’s link to the energy and electricity markets results in increased demand when power companies increase their stock in winter months and when refrigeration and air conditioning increase electricity demand in summer months.

Drybulk Carrier Supply

The world drybulk fleet is generally divided into six major categories, based on a vessel’s cargo carrying capacity.  These categories consist of: Very Large Ore Carrier, Capesize, Post Panamax, Panamax, Handymax and Handysize.

Category	Size Range - Dwt
Handysize	10-39,999
Handymax	40-59,999
Panamax	60-79,999
Post Panamax	80-109,999
Capesize	110-199,999
VLOC	200,000 +

●
Handysize.  Handysize vessels have a carrying capacity of up to 39,999 dwt.  These vessels almost exclusively carry minor bulk cargo.  Increasingly, ships of this type operate on regional trading routes, and may serve as trans-shipment feeders for larger vessels.  Handysize vessels are well suited for small ports with length and draft restrictions.  Their cargo gear enables them to service ports lacking the infrastructure for cargo loading and unloading.

●
Handymax.  Handymax vessels have a carrying capacity of between 40,000 and 59,999 dwt.  These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks.  Within the Handymax category there is also a sub-sector known as Supramax.  Supramax bulk carriers are ships between 50,000 to 59,999 dwt, normally offering cargo loading and unloading flexibility with on-board cranes, while at the same time possessing the cargo carrying capability approaching conventional Panamax bulk carriers.  Hence, the earnings potential of a Supramax drybulk carrier, when compared to a conventional Handymax vessel of 45,000 dwt, is greater.

●
Panamax.  Panamax vessels have a carrying capacity of between 60,000 and 79,999 dwt.  These vessels carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.  Panamax vessels are able to pass through the Panama Canal, making them more versatile than larger vessels.

●
Post Panamax.  Typically between 80,000 and 109,999 dwt, they tend to be shallower and have a larger beam than a standard Panamax vessel with a higher cubic capacity.  They have been designed specifically for loading high cubic cargoes from draught restricted ports.

●
Capesize.  Capesize vessels have carrying capacities 110,000 and 199,999 dwt.  Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.  Capesize vessels are mainly used to transport iron ore or coal and, to a lesser extent, grains, primarily on long-haul routes.

●
VLOC.  Very large ore carriers are in excess of 200,000 dwt and are a comparatively new sector of the drybulk carrier fleet.  VLOCs are built to exploit economies of scale on long-haul iron ore.  The following table illustrates the size and breakdown of the global dry bulk fleet as of September 2008.

Drybulk Carrier Fleet – December 2008

Size Category	Deadweight Tonnes	Number of Vessels	% of Total Fleet	Total Capacity	% of Total Fleet
			(number)	(million dwt)	(dwt)
Handysize	10-39,999	3,010	42.5	80.4	19.2
Handymax	40-59,999	1,694	23.9	82.2	19.6
Panamax	60-79,999	1,364	19.3	97.7	23.3
Post Panamax	80-109,999	204	2.9	17.9	4.3
Capesize	110-199,999	676	9.6	111.3	26.6
Vloc	200,000+	128	1.8	29.3	7.0
Total		7,076	100.0	418.8	100.0
Source: Drewry

The supply of drybulk carriers is dependent on the delivery of new vessels from the orderbook and the removal of vessels from the global fleet, either through scrapping or loss.  As of December 2008 the global dry bulk orderbook amounted to 295.0 million dwt, or 70.4% of the existing drybulk carrier fleet.

Drybulk Carrier Orderbook – December 2008

Size Category	Deadweight Tonnes	Number of Vessels	Orderbook as % of Existing Fleet - No	Total Capacity _ Million Dwt	Orderbook as % of Existing Fleet - Dwt

Handysize	10-39,999	868	28.8	27.2	33.8
Handymax	40-59,999	969	57.2	54.4	66.2
Panamax	60-79,999	235	17.2	16.8	17.2
Post Panamax	80-109,999	541	265.2	46.7	260.9
Capesize	110-199,999	652	96.4	109.9	98.7
Vloc	200,000+	146	114.1	40	136.5
Total		3,411	48.2	295.0	70.4

Source: Drewry

The number of ships removed from the fleet in any period is dependent upon prevailing market conditions, scrap prices in relation to current and prospective charter market conditions and the age profile of the existing fleet.  Generally, as a vessel ages, its operational efficiency declines due to rising maintenance requirements to the point where it becomes unprofitable to keep the ship in operation.  The following chart illustrates the age profile of the global drybulk carrier fleet in December 2008.

Drybulk Carrier Age Profile – December 2008

Source: Drewry

The average age at which a drybulk carrier has been scrapped over the last five years has been 28 years.  However, due to recent strength in the dry bulk shipping industry, over the last two years the average age at which dry bulk carriers have been scrapped has increased and a number of well-maintained vessels have continued to operate past the age of 30.

Drybulk Carrier Scrapping

	Handysize		Handymax		Panamax		Capesize		Total		% of Fleet
Year	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	No.	Dwt	Scrapped
2000	50	1,192,000	40	1,454,000	11	667,000	4	452,000	105	3,765,000	1.4
2001	62	1,408,000	40	1,492,000	28	1,870,000	3	401,000	133	5,171,000	1.9
2002	64	1,556,000	25	938,000	18	1,200,000	8	997,000	115	4,691,000	1.6
2003	25	597,000	29	1,103,000	7	465,000	2	248,000	63	2,413,000	0.8
2004	5	113,000	0	0	1	95,000	1	123,000	7	331,000	0.1
2005	4	109,000	4	165,000	3	202,000	2	247,000	13	723,000	0.2
2006	21	474,843	10	380,439	8	538,785	2	296,000	41	1,690,067	0.5
2007	9	198,792	1	33,527	2	141,346	0	0	12	373,665	0.1

* Total fleet – end period
Source: Drewry

Charter Hire Rates

Drybulk carriers are employed in the market through a number of different chartering options.  The general terms typically found in these types of contracts are described below.

●
A bareboat charter involves the use of a vessel usually over longer periods of time ranging up to several years.  In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance, transfer to the charterer’s account.  The owner of the vessel receives monthly charter hire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

●
A time charter involves the use of the vessel, either for a number of months or years or for a trip between specific delivery and redelivery positions, known as a trip charter.  The charterer pays all voyage related costs.  The owner of the vessel receives semi-monthly charter hire payments on a per day basis and is responsible for the payment of all vessel operating expenses and capital costs of the vessel.

●
A single or spot voyage charter involves the carriage of a specific amount and type of cargo on a load-port to discharge-port basis, subject to various cargo handling terms.  Most of these charters are of a single or spot voyage nature, as trading patterns do not encourage round voyage trading.  The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the agreed upon freight rate expressed on a per cargo ton basis.  The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel.

●
A contract of affreightment, or COA, relates to the carriage of multiple cargoes over the same route and enables the COA holder to nominate different ships to perform individual voyages.  Essentially, it constitutes a number of voyage charters to carry a specified amount of cargo during the term of the COA, which usually spans a number of years.  All of the ship’s operating, voyage and capital costs are borne by the ship owner.  The freight rate normally is agreed on a per cargo ton basis.

Charter hire rates fluctuate by varying degrees amongst the drybulk carrier size categories.  The volume and pattern of trade in a small number of commodities (major bulks) affect demand for larger vessels.  Because demand for larger dry bulk vessels is affected by the volume and pattern of trade in a relatively small number of commodities, charter hire rates (and vessel values) of larger ships tend to be more volatile.  Conversely, trade in a greater number of commodities (minor bulks) drives demand for smaller drybulk carriers.  Accordingly, charter rates and vessel values for those vessels are subject to less volatility.

Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand, although at times other factors, such as sentiment may play a role.  Furthermore, the pattern seen in charter rates is broadly mirrored across the different charter types and between the different drybulk carrier categories.

In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption.

In the voyage charter market, rates are influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions.  In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size.  Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit.  Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region that includes ports where vessels load cargo also are generally quoted at lower rates.  This is because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

Within the dry bulk shipping industry, the charter hire rate references most likely to be monitored are the freight rate indices issued by the Baltic Exchange.  These references are based on actual charter hire rates under charter entered into by market participants as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.  The Baltic Panamax Index is the index with the longest history.

Baltic Exchange Freight Indices

(Index points)
The BSI replaced the BHMI on January 3, 2006, although the index has been calculated since July 1, 2005

Source: Baltic Exchange

The following chart illustrates one-year time charter rates for Handysize, Handymax, Panamax and Capesize drybulk carriers between 1996 and December 2008.

Time Charter Rates – 1 Year

(US Dollars per Day)

Source: Drewry

In 2003 and 2004, rates for drybulk carriers of all sizes strengthened appreciably in comparison to historical levels as vessel supply and demand were finely balanced.  The main driver of this dramatic upsurge in charter rates was primarily the high level of demand for raw materials imported by China.

During 2006, rates stabilized above historically high levels.  In 2007, rates rose to new highs, reflecting the very tight balance between vessel supply and demand.  In 2008, rates remained at comparatively high levels in the first half of the year, but fell sharply from August in the face of weaker demand, rising supply and market perception and are now are market lows.

Vessel Prices

Newbuilding prices are determined by a number of factors, including the underlying balance between shipyard output and capacity, raw material costs, freight markets and sometimes exchange rates.  In the last few years high levels of new ordering were recorded across all sectors of shipping.  As a result, most of the major shipyards in Japan, South Korea and China have full orderbooks until the end of 2010, although the downturn in freight rates and the lack of funding to the wider global financial crisis will lead to some of these orders being cancelled or delayed.

The following chart indicates the change in newbuilding prices for drybulk carriers in the period from 1996.  As can be seen newbuilding prices have increased significantly since 2003, due to tightness in shipyard capacity, high levels of new ordering and stronger freight rates.  However, with the sudden and steep decline in freight rates, secondhand values and lack of new vessel ordering, newbuilding prices have started to decline.

Drybulk Carrier Newbuilding Prices

(Millions of U.S. Dollars)

Source: Drewry

In the secondhand market, the steep increase in newbuilding prices and the strength of the charter market have also affected values, to the extent that prices rose sharply in 2004/2005, before dipping in the early part of 2006, only to rise thereafter to new highs in the first half of 2008.  However, the sudden and sharp downturn in freight rates since August has had a very negative impact on secondhand values, as the chart below indicates.

Drybulk Carrier Secondhand Prices – 5 Year Old Vessels

(Millions U.S. Dollars)

Source: Drewry

Exhibit 5

PER SHARE MARKET PRICE INFORMATION

Our common stock and warrants have traded on the Nasdaq Global Market under the symbol “SBLK” and “SBLKW” since December 3, 2007.  You should carefully review the tables, for the quarters and years indicated, the high and low prices of Star Bulk common shares and warrants under the heading Item 9. “The Offer and Listing” in our annual report on Form 20-F for the year ended December 31, 2007.

The table below sets forth the high and low price history of our common shares and warrants in 2008 and 2009.

COMMON STOCK

2008	High	Low
1st Quarter ended March 31, 2008	$12.37	$ 9.36
2nd Quarter ended June 30, 2008	$14.34	$11.39
3rd Quarter ended September 30, 2008	$11.47	$ 6.73
4th Quarter ended December 31, 2008	$ 7.03	$ 1.80
Six months ended December 31, 2008	$11.47	$ 1.80
August 2008	$10.75	$ 9.33
September 2008	$10.18	$ 6.73
October 2008	$ 7.03	$ 3.30
November 2008	$ 4.23	$ 2.03
December 2008	$ 3.11	$ 1.80
January 2009*	$ 3.34	$ 2.55

*Through January 20, 2009

2009	High	Low
1st Quarter through January 20, 2009	$ 3.34	$ 2.55

WARRANTS

2008	High	Low
1st Quarter ended March 31, 2008	$ 4.46	$ 1.99
2nd Quarter ended June 30, 2008	$ 6.40	$ 3.70
3rd Quarter ended September 30, 2008	$ 3.74	$ 1.52
4th Quarter ended December 31, 2008	$ 1.50	$ 0.10
Six months ended December 31, 2008	$ 3.74	$ 0.10
August 2008	$ 3.24	$ 2.21
September 2008	$ 2.86	$ 1.52
October 2008	$ 1.50	$ 0.40
November 2008	$ 0.85	$ 0.10
December 2008	$ 0.29	$ 0.11
January 2009*	$ 0.25	$ 0.18

2009	High	Low
1st Quarter through January 20, 2009	$ 0.25	$ 0.18

Exhibit 6

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock. You should read this description of capital stock together with our registration statement on Form 8-A which was filed with the Commission on December 4, 2007.  We also refer you to our amended and restated articles of incorporation and amended and restated bylaws, copies of which have been filed as exhibits 3.1 and 3.2, respectively, to our registration statement on Forms F-1/F-4 (Registration No. 333-141296), filed with the Commission on March 14, 2007, as amended.

Authorized and Outstanding Capital Stock

Under our amended and restated articles of incorporation, our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, of which 58,412,402 shares are issued and outstanding, and 25,000,000 shares of preferred stock, none of which were issued as of January 8, 2009. All of our shares of stock are in registered form.

On November 30, 2007, the date of consummation of the Redomiciliation Merger, Star Bulk had 20,000,000 shares of common stock reserved for issuance upon the exercise of the warrants. Each outstanding Star Maritime warrant was assumed by Star Bulk with the same terms and restrictions except that each would be exercisable for common stock of Star Bulk.  Each warrant entitles the registered holder to purchase one share of common stock at a price of $8.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of a business combination.  Following the effectiveness of the Redomiciliation Merger, the warrants became exercisable.  The warrants will expire on December 16, 2009.  There is no cash settlement option for the warrants and Star Bulk may call the warrants for redemption under certain circumstances.

As of January 8, 2009, 5,916,150 warrants were issued and outstanding.

Share History

Star Maritime, our predecessor, was organized under the laws of the State of Delaware on May 13, 2005 as a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more assets or target businesses in the shipping industry.  Following the formation of Star Maritime, our officers and directors were the holders of 9,026,924 shares of common stock representing all of our then issued and outstanding capital stock.  On December 21, 2005, Star Maritime consummated its initial public offering of 18,867,500 units, at a price of $10.00 per unit, each unit consisting of one share of Star Maritime common stock and one warrant to purchase one share of Star Maritime common stock at an exercise price of $8.00 per share.  In addition, Star Maritime completed the Private Placement of an aggregate of 1,132,500 units, with each unit consisting of one share of common stock and one warrant, to Messrs. Tsirigakis and Syllantavos, our Chief Executive Officer and Chief Financial Officer, respectively, and Messrs. Pappas and Erhardt, our Chairman of the Board and one of our directors.  Star Maritime’s common stock and warrants started trading on the American Stock Exchange under the symbols, SEA and SEA.WS, respectively on December 21, 2005.

On January 12, 2007, Star Maritime and Star Bulk entered into definitive agreements to acquire a fleet of eight drybulk carriers with a combined cargo-carrying capacity of approximately 692,000 dwt. from certain subsidiaries of TMT.  The aggregate purchase price specified in the Master Agreement by and among the Company, Star Maritime and TMT, or the Master Agreement for the initial fleet was $224.5 million in cash and 12,537,645 shares of common stock of Star Bulk.  As additional consideration for eight vessels, we agreed to issue 1,606,962 shares of common stock of Star Bulk to TMT in two installments as follows: (i) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2007, and (ii) 803,481 additional shares of Star Bulk’s common stock, no more than 10 business days following Star Bulk’s filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.  The shares in respect of the purchase price the 12,537,645 shares were issued to a nominee of TMT in December 2007 and the first installment of additional shares was issued to a nominee of TMT on July 17, 2008.

On November 2, 2007, the U.S. Securities and Exchange Commission, SEC or Commission, declared effective our joint proxy/registration statement filed on Forms F-1/F-4 and on November 27, 2007 we obtained shareholder approval for the acquisition of the initial fleet and for effecting the Redomiciliation Merger as a result of which Star Maritime merged into Star Bulk with Star Maritime merging out of existence and Star Bulk being the surviving entity.  Each share of Star Maritime common stock was exchanged for one share of Star Bulk common stock and each warrant of Star Maritime was assumed by Star Bulk with the same terms and conditions except that each became exercisable for common stock of Star Bulk.  The Redomiciliation Merger became effective after stock markets closed on Friday, November 30, 2007 and the common shares and warrants of Star Maritime ceased trading on the American Stock Exchange under the symbols SEA and SEAU, respectively.  Star Bulk shares and warrants started trading on the Nasdaq Global Market on Monday, December 3, 2007 under the ticker symbols SBLK and SBLKW, respectively.  Immediately following the effective date of the Redomiciliation Merger, TMT and its affiliates owned 30.2% of Star Bulk’s outstanding common stock.

In September 2008, we filed a registration statement on Form F-3 on behalf of Nobu Su, a former director of the Company, registering for resale an aggregate of 4,606,962 shares of our common stock.

On November 17, 2008, we declared a cash and stock dividend on our common stock totaling $0.36 per common share for the quarter ended September 30, 2008.  This dividend was paid on December 5, 2008 to stockholders of record on November 28, 2008.  The dividend payment consisted of a cash portion in the amount of $0.18 per share with the remaining half of the dividend paid in the form of newly issued common shares.  The stock portion of this dividend was 0.078179 for every share held as of the record date, or approximately 4,255,002 common shares.  The amount of newly issued shares was based on the volume weighted average price of Star Bulk’s shares on the Nasdaq Global Market during the five trading days before the ex-dividend date or November 25, 2008.

As of January 8, 2009, we have repurchased under the share and warrant repurchase program announced on January 24, 2008, a total of 1,247,000 of our common shares at an aggregate purchase price of approximately $8.0 million (average of $6.40 per common share) and a total of 1,362,500 of our warrants at an aggregate purchase price of approximately $5.5 million (average of $4.02 per warrant).  During the three months ended September 30, 2008, we repurchased a total of 700,000 of our common shares at an aggregate purchase price of approximately $5.7 million (average of $8.07 per share).  During the fourth quarter ended December 31, 2008, we repurchased a total of 495,000 of our common shares at an aggregate purchase price of approximately $1.7 million (average of $3.51 per share).

As of January 8, 2009, we paid an aggregate of $13,449,469 for the repurchased securities leaving $36,550,531 of repurchasing capacity in our $50,000,000 share and warrant buyback program.

As of January 20, 2009, management and the directors reinvested the cash portion of their dividend for the quarter ended September 30, 2008 into 818,877 newly issued shares in a private placement at the same weighted average price as the stock portion of such dividend, effectively electing to receive the full amount of the dividend in the form of newly issued shares.

Pursuant to our Equiy Incentive Plan, we have issued the following securities:

●
On December 3, 2007, 90,000 restricted common shares to Prokopios (Akis) Tsirigakis, our President and Chief Executive Officer, subject to applicable vesting of 30,000 common shares on each of July 1, 2008, 2009 and 2010; and

●
On December 3, 2007, 75,000 restricted common shares to George Syllantavos, our Chief Financial Officer and Secretary, subject to applicable vesting of 25,000 common shares on each of July 1, 2008, 2009 and 2010.

●	On March 31, 2008, 150,000 restricted common shares to Peter Espig, our Director, subject to applicable vesting of 75,000 common shares on each of April 1, 2008 and 2009;

●
On December 5, 2008, an aggregate of 130,000 unvested restricted common shares to all of our employees and an aggregate of 940,000 unvested restricted common shares to the members of our board of directors.  All of these shares will vest on January 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 22, 2009	Star Bulk Carriers Corp.

	By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis
Title: Chief Executive Officer and President

SK 25767 0001 #956963